Exhibit 99.1

Statement from dLocal on the Passing of Director Tereza Grossi

Montevideo, Uruguay, September 22, 2023 – DLocal Limited (“dLocal,” the “Company,” “we,” “us,” and “our”) (Nasdaq: DLO), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today with profound sorrow announced the passing of our dear board member, Tereza Grossi, who served with distinction as the Chair of the Audit Committee. Tereza passed away on September 21 in Sao Paulo at the age of 74.

Tereza's contributions to dLocal are immeasurable. Since joining the board in 2021, her dedication, leadership, integrity, and commitment to transparency were instrumental in shaping our company's financial direction and instilling trust among our stakeholders.

Eduardo Azar, chairman of the board said, "The loss of Tereza is deeply felt by all of us at dLocal. Her wisdom, dedication, and unwavering commitment to ethical practices were not just assets to our company but were also an inspiration to everyone who worked alongside her. Our thoughts are with her family during this challenging time."

The board and staff of dLocal extend their deepest condolences to Tereza's family, friends, and colleagues. We are grateful for the time we were privileged to spend with her and for the indelible mark she left on our organization.

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About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Investor Relations Contact:

ir@dlocal.com

Media Contact:

marketing@dlocal.com